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                                                                EXH 99.8


March 19, 1997

U.S. Bancorp
First Bank System, Inc.

Gentlemen:

This is to advise you that I intend to vote all shares of U.S. Bancorp, owned or controlled by me in favor of the proposed merger between U.S. Bancorp and First Bank System, Inc.

It is also my intent not to sell or dispose of my shares prior to the merger. I also agree not to solicit any proposals or offers relating to any merger or other business combination with U.S. Bancorp during the term of the merger agreement between U.S. Bancorp and First Bank System, Inc.

Sincerely,


    /s/ Harry Bettis